November 14, 2024

Martin Grunst
Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, OK 74192

       Re: BOK Financial Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-37811
Dear Martin Grunst:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance